Exhibit 99.5

Approved by DMC Board of Directors as amended on August 8, 2013

DENISON MINES CORP.

CODE OF ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES

1. Introduction

1.1 Denison Mines Corp., which includes its subsidiaries (collectively, “Denison”), is committed to conducting its business in compliance with the law and the highest ethical standards. This Code of Ethics (the “Code”) summarizes the standards that must guide the actions of Denison’s directors, officers and all employees.

1.2 This Code sets out written standards that are designed to deter wrongdoing and to promote:

(i)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(ii)	Full, fair, accurate, timely and understandable disclosure in reports and documents that Denison files with, or submits to, applicable securities regulators and in other public communications made by Denison;

(iii)	Compliance with applicable governmental laws, rules and regulations;

(iv)	The prompt internal reporting to an appropriate person or persons of violations of this Code; and

(v)	Accountability for adherence to this Code.

1.3 While covering a wide range of business practices and procedures, this Code cannot and does not cover every issue that may arise, or every situation in which ethical decisions must be made, but rather sets forth key guiding principles of business conduct that Denison expects of all of its directors, officers and employees. This Code should be read in conjunction with Denison’s other corporate polices and procedures, including those related to corporate disclosure, insider trading, and the protection of confidential information.

1.4 This Code is pursuant to the provisions of National Policy 58-201 promulgated by the Canadian Securities Administrators and to Section 406 of the Sarbanes-Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission.

2. Compliance with Laws, Rules, and Regulations

2.1 Denison is strongly committed to conducting its business affairs with honesty and integrity and in full compliance with all applicable laws, rules, and regulations. No director, officer or employee may commit an illegal or unethical act, or instruct or authorize others to do so, for any reason, in connection with any act, decision or activity that is or may appear to be related to his or her employment by or position with Denison.

3. Conflicts of Interest

3.1 All directors, officers and employees have an obligation to act in the best interest of Denison. Any situation that presents an actual or potential conflict between a director, officer or employee’s personal interests and the interests of Denison should be reported to the Chair of Denison’s Audit Committee. Any director, officer or employee has a conflict of interest when his or her personal interests, relationships or activities, or those of a member of his or her immediate family, interfere or conflict, or even appear to interfere or conflict, with Denison’s interests. A conflict of interest can arise when any director, officer or employee takes an action or has a personal interest that may adversely influence his or her objectivity or the exercise of sound, ethical business judgment. Conflicts of interest can also arise when any director, officer or employee, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position at Denison. No director, officer or employee should improperly benefit, directly or indirectly, from his or her status as director, officer or employee of Denison, or from any decision or action by Denison that he or she is in a position to influence. By way of example, a conflict of interest may arise if any director, officer or employee:

(i)	Has a material personal interest in a transaction or agreement involving Denison;

(ii)	Accepts a gift, service, payment or other benefit (other than a nominal gift) from a competitor, supplier, or customer of Denison, or any entity or organization with which Denison does business or seeks or expects to do business;

(iii)	Lends to, borrows from, or has a material interest in a competitor, supplier, or customer of Denison, or any entity or organization with which Denison does business or seeks or expects to do business (other than routine investments in publicly traded companies);

(iv)	Knowingly competes with Denison or diverts a business opportunity from Denison;

(v)	Serves as an officer, director, employee, consultant, or in any management capacity, in an entity or organization with which Denison does business or seeks or expects to do business (other than routine business involving immaterial amounts, in which the director, officer or employee has no decision-making or other role);

(vi)	Knowingly acquires, or seeks to acquire an interest in property (such as real estate, patent rights, securities, or other properties) where Denison has, or might have, an interest;

(vii)	Has a material interest in an entity or organization with which Denison does business or seeks or expects to do business; or

(viii)	Participates in a venture in which Denison has expressed an interest.

3.2 Directors, officers and employees are expected to use common sense and good judgment in deciding whether a potential conflict of interest may exist.

4. Insider Trading

4.1 All non-public information about Denison or its partners should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the Chair of Denison’s Audit Committee.

5. Protection and Proper Use of Corporate Assets and Opportunities

5.1 Directors, officers and employees owe a duty to Denison to advance its legitimate interests when the opportunity to do so arises. All directors, officers and employees should endeavor to protect Denison’s assets and ensure their efficient use. Theft, carelessness and waste have a direct, negative impact on Denison’s image and profitability. All of Denison’s assets should only be used for legitimate business purposes.

5.2 Directors, officers and employees are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of Denison property, information or position; and (b) using Denison property, information, or position for personal gain. By way of example, the following types of activities are prohibited:

(i)	Using Denison assets for other business or personal endeavors; or

(ii)	Obtaining or seeking to obtain any personal benefit from the use or disclosure of information that is confidential or proprietary to Denison, or from the use or disclosure of confidential or proprietary information about another entity acquired as a result of or in the course of his or her employment with Denison.

6. Confidentiality of Corporate Information

6.1 Directors, officers and employees must maintain the confidentiality of information entrusted to them by Denison or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors or might be harmful to Denison or its partners and associates, if disclosed.

7. Fair Dealing With Denison’s Security Holders, Customers, Suppliers, Competitors and Employees

7.1 Directors, officers and employees shall deal honestly, fairly and ethically with all of Denison’s security holders, customers, suppliers, competitors and employees. In all such dealings, directors, officers and employees shall comply with all laws, rules and regulations and not take any actions that would bring into question the integrity of Denison or any of its directors, officers or employees.

8. Anti-Bribery and Anti-Corruption

8.1 Denison is fully committed to complying with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”) and any other anti-bribery or anti-corruption laws that may be applicable. Accordingly, directors, officers and employees are prohibited from paying, offering, giving, authorizing or promising either directly or indirectly, of anything of value to any government official in order to secure an improper advantage, obtain or retain business, or direct business to any other person or entity. The Chief Executive Officer shall use reasonable efforts to ensure that Denison’s agents, advisers, consultants or anyone who otherwise provides services on Denison’s behalf understand and comply with this prohibition. In very limited circumstances, certain minor gifts, payments or reimbursements to government officials may be permitted but only if approved by the Chief Executive Officer.

8.2 Through the operation of Denison’s anti-bribery training program, further guidance, including training on permitted payments, will be delivered to:

(i)	All directors, officers and senior managers of the Company and its subsidiaries;

(ii)	All accounting and internal audit employees; and

(iii)	Employees whose work brings them into contact with government officials.

8.3 This training program will be administered by the Chief Executive Officer and the Corporate Secretary who will report to the Board of Directors regarding compliance.

8.4 Notwithstanding the foregoing prohibition, a director, officer or employee can make a payment when demanded to do so if they believe it necessary in order to preserve their health, safety or well-being or that of another Denison director, officer or employee. Afterwards, they must properly document the amount and purpose of the payment and report it to the Chief Executive Officer who shall report the same to the Audit Committee.

9. Quality of Public Disclosure

9.1 Denison is committed to providing information about Denison to the public in a manner that is consistent with all applicable legal and regulatory requirements and that promotes investor confidence by facilitating fair, orderly, and efficient behavior. Denison’s reports and documents filed with or submitted to securities regulators in Canada and the United States, and Denison’s other public communications, must include full, fair, accurate, timely, and understandable disclosure. All directors, officers and employees who are involved in Denison’s disclosure process are responsible for using their best efforts to ensure that Denison meets such requirements. Directors, officers and employees are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit material information about Denison to others, including to Denison’s independent auditors.

9.2 Denison maintains all records in accordance with laws and regulations regarding retention of business records. The term “business records” covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy and electronic whether maintained at work or at home. Denison prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where Denison is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

10. Health and Safety

10.1 Denison is committed to making the work environment safe, secure and healthy for its employees and others. Denison complies with all applicable laws and regulations relating to safety and health and the environment in the workplace. Denison expects each employee and director to promote a positive working environment for all and to comply with Denison’s policies concerning environmental, health and safety matters. An employee should immediately report any unsafe or hazardous conditions or materials, injuries and accidents connected with Denison’s business and any activity that compromises his or her security to his or her supervisor. No employee shall work under the influence of any substances that would impair the safety of others. All threats or acts of physical violence or intimidation are prohibited.

11. Respect for Our Employees

11.1 Denison’s employment decisions will be based on reasons related to its business, such as job performance, individual skills and talents, and other business/related factors. Denison requires adherence to all applicable federal, provincial and state employment laws. In addition to any other requirements of applicable laws in a particular jurisdiction, Denison prohibits discrimination in any aspect of employment based on race, color, religion, sex, national origin, disability or age, within the meaning of applicable laws.

12. Abusive or Harassing Conduct Prohibited

12.1 Denison policy prohibits abusive or harassing conduct by its employees toward others, such as unwelcome sexual advances, comments based on ethnicity, religion or race, or other non-business, personal comments or conduct that make others uncomfortable in their employment with Denison. Denison encourages and expects all employees to report harassment or other inappropriate conduct as soon as it occurs.

13. Privacy

13.1 Denison, and third parties who may be authorized by Denison, collect and maintain personal information that relates to each employee’s employment, including compensation, medical and benefit information. Denison follows procedures and applicable laws to protect information wherever it is stored or processed, and access to employees’ personal information is restricted. Employee personal information will only be released to outside parties in accordance with Denison’s policies and applicable legal requirements. Employees who have access to personal information must ensure that personal information is not disclosed in violation of Denison’s policies or practices or applicable laws.

14. Compliance with This Code and Reporting of Any Illegal or Unethical Behavior

14.1 Directors, officers and employees are expected to comply with all of the provisions of this Code. This Code will be strictly enforced and violations will be dealt with immediately, including subjecting the director, officer or employee to corrective and/or disciplinary action, including without limitation, dismissal or removal from office. Violations of this Code that involve unlawful conduct will be reported to the appropriate authorities. Situations that may involve a violation of ethics, laws, or this Code may not always be clear and may require difficult judgment.

14.2 Directors, officers or employees who have concerns or questions about violations of laws, rules or regulations, or of this Code, should report them to the Corporate Secretary or to the Chair of Denison’s Audit Committee. If the concerns involve accounting, internal controls and auditing matters, such concerns may also be reported by employees on a confidential and anonymous basis under Denison’s Whistle Blowing Complaint Procedures. Following receipt of any complaints submitted hereunder, the Corporate Secretary or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Board of Directors. Denison encourages all directors, officers, and employees to report promptly any suspected violation of this Code to the Corporate Secretary or Chair of the Audit Committee. Denison will tolerate no retaliation for reports or complaints regarding suspected violations of this Code that were made in good faith. Open communication of issues and concerns without fear of retribution or retaliation is vital to the successful implementation of this Code.

14.3 Denison will take such disciplinary or preventive action as it deems appropriate to address any violations of this Code that are brought to its attention.

15. Waivers and Amendments

15.1 Any waivers from this Code that are granted for the benefit of Denison’s directors or executive officers (including without limitation, Denison’s Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions) shall be granted by the Audit Committee or by the Board of Directors. Any waivers for all other employees shall be granted exclusively by the Chief Executive Officer or by any other senior officer as may be designated by the Audit Committee. Amendments to or waivers of the provisions in this Code will be promptly publicly disclosed in accordance with applicable laws and regulations.

16. Affirmation by Directors and Officers

16.1 This Code will be circulated to all directors, officers and employees of the Corporation on an annual basis and whenever changes are made. New directors, officers and employees will be provided with a copy of this Code and will be advised of its importance.

16.2 At the time of each annual meeting of shareholders, the directors and officers of Denison will affirm their compliance with this Code in writing.

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